Filed by Black Titan Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Black Titan Corporation

Titan Pharmaceuticals, Inc. Announces Closing of Merger with Black Titan Corporation

NEW YORK, October 3, 2025 (GLOBE NEWSWIRE) – Titan Pharmaceuticals, Inc. (“Titan” or “TTNP”) today announced the successful closing of its previously announced merger with Black Titan Corporation (“Black Titan”) and TalenTec Sdn. Bhd. (“TalenTec”). Following the merger, the combined company’s ordinary shares, $0.0001 par value per share, will trade on the Nasdaq stock exchange under the ticker symbol NASDAQ: BTTC.

Pursuant to the Merger and Contribution and Share Exchange Agreement dated August 19, 2024, Titan has become a wholly owned subsidiary of Black Titan Corporation, effective as of October 1, 2025.

As part of the transaction, each issued and outstanding share of Titan common stock was automatically converted into ordinary shares of Black Titan on a one-for-one basis. Trading of Titan’s common stock on the Nasdaq Capital Market ceased trading at the close of business on October 1, 2025, and Black Titan’s ordinary shares commenced trading on Nasdaq on October 2, 2025.

Chay W. J., CEO of Black Titan, remarked, “This merger represents more than a structural change, it’s the beginning of a new chapter of innovation and global expansion. We are well-positioned to execute our strategic vision and bring transformative value to our stakeholders.”

ARC Group Ltd. acted as the exclusive financial advisor to Black Titan Corporation in connection with the transaction.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, those described in the filings of Black Titan Corporation and Titan Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither company undertakes any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this release.

Media & Investor Contacts:

Chay W. J.

Chief Executive Officer

(786) 769-7512